CONE MILLS CORPORATION
                              3101 North Elm Street
                            Greensboro, NC 27415-6540



                                  June 23, 1998


VIA EDGAR

Securities and Exchange Commission
450 5th ST NW
Washington, D.C. 20001

         RE: Cone Mills Corporation (the "Registrant") - Form 11K Employee Equity Plan

Gentlemen:

On behalf of the Registrant and pursuant to Rule 15d of the Securities Exchange Act of 1934. I hereby file the annual report on Form 11-K of the Cone Mills Corporation Employee Equity Plan.

These reports are being transmitted by EDGAR pursuant to General Instruction E of Form 11-K and Rule 101(b)(3) of Regulation S-T.

If there are any questions or comments regarding the contents of the materials in this transmission, please contact the undersigned, telephone 336o 379o 6246.

Sincerely,

CONE MILLS CORPORATION

/s/ Terry L. Weatherford
Title:  Vice President and Secretary

Enclosures

c:       Schell Bray Aycock Abel & Livingston, LLP (w/enclosures)
         McGladrey & Pullen, LLP (w/enclosures)
         New York Stock Exchange (w/enclosures)


A:\FORM11K.LTR

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 1997


                                       OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from          to

Commission file number 1-3634

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   CONE MILLS CORPORATION EMPLOYEE EQUITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                             CONE MILLS CORPORATION
                              3101 North Elm Street
                            Greensboro, NC 27415-6540

                             CONE MILLS CORPORATION
                              EMPLOYEE EQUITY PLAN

                                FINANCIAL REPORT

                                DECEMBER 31, 1997

                                    CONTENTS



INDEPENDENT AUDITOR'S REPORT                                                  1

FINANCIAL STATEMENTS

         Statements of financial condition                                    2

         Statements of income and changes in plan equity                      3

         Notes to financial statements                                    4 - 6








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                                                                    Page 4 of 11





                             MCGLADREY & PULLEN, LLP
                  Certified Public Accountants and Consultants



                          INDEPENDENT AUDITOR'S REPORT




To the Advisory Committee
Cone Mills Corporation
     Employee Equity Plan
Greensboro, North Carolina

We have audited the accompanying statements of financial condition of the Cone Mills Corporation Employee Equity Plan as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Cone Mills Corporation Employee Equity Plan as of December 31, 1997 and 1996, and the changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                     /s/MCGLADREY & PULLEN, LLP

Greensboro, North Carolina
April 15, 1998


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                                                                    Page 5 of 11


CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN

STATEMENTS OF FINANCIAL CONDITION
December 31, 1997 and 1996

ASSETS                                                                          1997             1996
                                                                                ----             ----

Money Market Account, Crestar Bank                                            $331,335           $122,086
Investment in Cone Mills Corporation
 Common Stock at Market Value
 (shares: 1997 2,222,096; 1996 2,267,269)
 (cost: 1997 $14,228,069 1996 $14,338,432)                                  17,221,241         17,854,745
Accounts Receivable, Cone Mills Corporation                                    114,105            135,853
Accounts Receivable, participants                                               96,682            121,910
Accrued Income Receivable                                                        1,367              3,007
                                                                                 -----              -----
         Total assets                                                      $17,764,730        $18,237,601
                                                                            ==========         ==========

PLAN EQUITY


Amounts Allocated to Persons Who Have
 Withdrawn From Participation in the
 Earnings and Operations of the Plan                                        $2,277,300         $1,598,338
Other                                                                       15,487,430         16,639,263
                                                                            ----------         ----------
                                                                           $17,764,730        $18,237,601

See Notes to Financial Statements.

CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY Years Ended December 31, 1997, 1996 and 1995

                                                              1997              1996             1995
Additions:
 Interest income                                                $10,285           $16,081          $13,976
 Cone Mills Corporation contributions                           528,492           626,338          693,897
 Participants' contributions                                  1,264,013         1,508,352        1,691,275
 Gains realized on distributions
  of Cone Mills Corporation common
  stock to plan participants
  (market value 1997 $842,820
    1996 $2,479,771; 1995 $2,234,178)
  (cost 1997 $663,657; 1996 $1,389,056;
    1995 $1,073,150                                             179,163         1,090,715        1,161,028
 Gains realized on sales of Cone Mills
    Corporation common stock (proceeds
    1997 $174,015; 1996 $1,422,921;
    1995 $184,098) (cost 1997 $137,145;
    1996 $788,548; 1995 $93,262)                                 36,870           634,373           90,836
 Transfers from Cone Mills Corporation
       Employee Equity Plan - Hourly                             29,420              -              96,109
                                                                 ------            ------           ------
                  Total additions                             2,048,243         3,875,859        3,747,121

Reductions:

 Benefit payments                                             1,444,451         3,776,304        3,160,188
 Transfers to Cone Mills Corporation
       Supplemental Retirement Plan                             598,148         1,511,159          983,182
 Transfers to Cone Mills Corporation
       Employee Equity Plan - Hourly                              -               123,933            -
 Unrealized depreciation of
  investments                                                   478,515         9,176,348        2,716,615
                                                                -------         ---------        ---------
       Total reductions                                       2,521,114        14,587,744        6,859,985

       Decrease in plan equity                                (472,871)      (10,711,885)      (3,112,864)

Plan equity:
   Beginning                                                 18,237,601        28,949,486       32,062,350
                                                             ----------        ----------       ----------
   Ending                                                   $17,764,730       $18,237,601      $28,949,486
                                                            ===========       ===========      ===========

See Notes to Financial Statements.

                                                                    Page 7 of 11
CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Accounting Principles and Practices The assets of the Plan are valued at market. Market for Cone Mills Corporation common stock is based upon closing quotations on the New York Stock Exchange Composite Tape. The accrual method of accounting is used. Cost for dispositions of stock is determined by the average cost method.

Note 2.       Description of the Plan
The Plan is a defined contribution plan which became effective on May 1, 1989, and was amended and restated on November 16, 1989. In 1990, the Plan was amended effective January 1, 1989, to redefine "compensation" and "salary" as permitted under Section 414(s) of the Internal Revenue Code of 1986 and to conform such definitions to company practices. In 1991, the Plan was amended and restated effective January 1, 1991, to continue compliance under applicable provisions of the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974. In 1992, the Plan was amended effective January 1, 1993, to include hourly employees as members in the Plan and to cause other changes which updated and improved the Plan. In 1993, the Plan was amended effective January 1, 1994, to allow members to contribute up to 15% of compensation on a before-tax (Section 401(k) ) basis. A new plan, the "Employee Equity Plan - Hourly" was adopted and all hourly employees transferred their account balances to that plan on January 1, 1994. A general description of the provisions of the Plan follows:

Assets: Assets of the Plan are included with assets of the "Employee Equity Plan
- Hourly" in a master trust ("Plans"). Assets are invested primarily in Cone Mills Corporation common stock. A portion of the assets are held in an Other Investments Fund which holds short-term cash or money market investments. The portion held in the Other Investments Fund is to be used for cash distributions to participants and to enable the Plans to purchase additional Cone Mills Corporation common stock. Members with account balances less than $5,000 may make a one-time transfer of their account balances to the Cone Mills Corporation Supplemental Retirement Plans. Also, members who have attained 60 years of age as of the last day of the prior plan year, may elect to transfer in two annual installments their account balances in these Plans to the Cone Mills Corporation Supplemental Retirement Plans. Other members may transfer their account balances to the Cone Mills Corporation Supplemental Retirement Plans over a four-year period. Otherwise, members of the Plans are not entitled to select the manner in which their individual accounts are invested.

Market risk: The Plan invests primarily in Cone Mills Corporation common stock ("Cone stock"). Cone stock is traded on the New York Stock Exchange, and therefore its value is subject to the effects of fluctuations in overall market performance. The Plan is potentially subject to heightened levels of market risk attributable to its investment concentration.

CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2.       Description of the Plan (Continued)
Eligibility: Salaried employees who have attained age 21 are eligible after completing one year of service.

Member contributions: Members may contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions are required each year in an amount equal to 50% of each member's contribution not in excess of 6% of his compensation. Additional matching contributions may be made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account is paid after retirement or other separation from service. Distributions from the Plan must be paid in cash, except that the receiving member may elect to receive his distribution in the form of qualifying employer securities unless such a distribution is restricted according to the Company's bylaws and articles of incorporation. The valuation of Cone Mills Corporation common stock used for cash distributions is the closing price of such stock as reported on the sixtieth day following the applicable valuation date.

Member accounts: Individual accounts are maintained for each plan participant which record the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon.

Vesting:  All members' accounts are 100% vested.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3.       Unrealized Appreciation of Investments

The unrealized appreciation of investments as of December 31 is as follows:
                                     1997             1996               1995
                                  $2,993,172       $3,516,313       $12,974,877

                                                                    Page 9 of 11
CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4.       Priorities of Termination
If the Plan is terminated, each member would be entitled to the total amount in his account, payable under the terms of the plan.

Note 5.       Federal Income Taxes
The Plan is intended to meet the qualification requirements of Sections 401(a) and 401(k) and related provisions of the Internal Revenue Code. As long as the Plan meets these requirements, the Plan will not be subject to income taxes and members will not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account is deferred until the member receives a distribution. A favorable determination letter has been obtained as of December 31, 1997.

Note 6. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                               December 31,           December 31,
                                                                  1997                    1996
Plan equity as presented in these
 financial statements                                          $17,764,730          $ 18,237,601
Adjustment of benefits payable                                  (2,277,300)           (1,598,338)
                                                               -----------           -----------
Plan equity as presented in Form 5500                          $15,487,430          $ 16,639,263
                                                               ===========           ===========
Net increase (decrease) in plan equity
 as presented in thesefinancial statements                     $  (472,871)         $(10,711,885)
Adjustment of benefits paid                                       (678,962)           (1,308,284)
Net decrease in plan equity as presented
 in Form 5500                                                  $(1,151,833)         $(12,020,169)

Note 7.       Subsequent Event
The Plan will be merged into the Cone Mills Corporation Supplemental Retirement Plan during 1998. The Cone Mills Corporation Supplemental Retirement Plan will be the surviving plan after this merger occurs.

                                INDEX TO EXHIBITS

Exhibit 23 Consent of McGladrey & Pullen, LLP, independent auditor, with respect to the incorporation by reference in the Registrant's Registration Statements on Form S-8 (Nos. 33-31979, 33-51951 and 33-51953) of their report on the financial statements filed herewith.

                                                          Sequential Page No. 11



                                   SIGNATURES

THE PLAN. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                  CONE MILLS CORPORATION EMPLOYEE EQUITY PLAN
                  By: /s/ Terry L. Weatherford, Member of Advisory Committee
                  By: /s/ Gary L. Smith, Member of Advisory Committee

Date:    June 23, 1998

                             MCGLADREY & PULLEN, LLP
                  Certified Public Accountants and Consultants


Exhibit 23


          CONSENT OF MCGLADREY & PULLEN, LLP, INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in Cone Mills Corporation's Registration Statements on Form S-8 (Nos. 33-31979; 33-51951; and 33-51951) of our reports, dated April 15, 1998, with respect to the financial statements included in the Forms 11-K of Cone Mills Corporation Employee Equity Plan and Cone Mills Corporation Employee Equity Plan - Hourly for the years ended December 31, 1997.


                                                 By: /s/MCGLADREY & PULLEN, LLP

Greensboro, North Carolina
June 19, 1998